Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated October 31, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The interview transcripted as Exhibit A appeared on the Yahoo! Finance on October 21, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Yahoo! Finance tech|ticker Interview with Renaud Laplanche

October 21, 2008

Is a Credit Crisis the Best or Worst Time to Start a Lending Site?

Reported by Sarah Lacy

"My guest is Renaud Laplanche, who is the CEO and founder of LendingClub a peer-to-peer lending site. Now, we discussed earlier that you guys really focus on prime lenders, not the sub-prime market. But, if that's the case, what's really your unique market value. I mean if you're lending to people who can already get loans out there, why would they come to you?

Renaud Laplanche:

"That's right. So, very early on, since the beginning, we have tried to establish person-to-person lending not as a way for people who could not get a loan from a bank to get it with us, but much rather as a way to get a loan at a better rate that they would get from a bank or a credit card company. In fact, for many of the borrowers who sign up on the site, about 50% of the loan requests are made in order to refinance a higher interest rate credit line or a higher interest rate loan.

You have a lot of borrowers paying 18% on their credit card balance and refinancing that balance with a 12% loan from LendingClub.

So when you flip the table and you look at this from the angle of the investor, at 12%, minus fee, minus default rate it's an attractive investment opportunity, especially considering what's going on in the stock market or the bond market at this stage.

Sarah Lacy:

Does that mean though that you guys will be inherently less profitable then other lending entities. Because you're obviously taking a smaller cut. The lender themselves itself, since you're the middle man, is getting smaller, but still a good cut.

Renaud Laplanche:

I think that's right. We are taking a fee while the banks are taking a spread. It means that we are passing on more of the value to borrowers and lenders. It means that in order to be as profitable as a bank, we will need to do more volume than banks. And, we believe that by passing on more value to our customers, we can outgrow the banks and do more volume than they do.

Sarah Lacy:

You think you'll do more volume then than the banks?

Renaud Laplanche:

We believe so. If you look at person-to-person lending, it just makes a lot of sense. It derives a lot of efficiencies that are not there today. If you look at what happened with the stock brokerage industry, where E*Trade, Ameritrade, Schwab Online desintermediated stock brokerage and eventually became as big or bigger than offline, brick and mortar, stock brokers. We believe the same thing can happen in consumer lending.

Sarah Lacy:

But what about just the basic fear around lending money; making sure your money is still available? I mean Paul Kedrosky again has talked a lot about how there needs to be a sort of internet disrupting financial agency services. But as consumers as soon as we get, or if there were, a run on the banks or any uncertainty, people are really glad to have their money tied up in these big federally backed institutions that essentially can't fail. As a startup you can fail. Doesn't that make people more nervous?

Renaud Laplanche:

Absolutely, if you look at the risk of LendingClub failing, that risk is partially covered by the fact that we have a backup servicing agreement. So, if LendingClub were to fail, we have a back up servicer who will take over the servicing of the loans and those loans will continue being serviced.

Now when you look at the credit risk that a particular investor is taking in a particular borrower, again, this translates into the default rate, and so far the default rate is about 1.7%.

Sarah Lacy:

Do you think you started the company at the best possible time or at the worst possible time?

Renaud Laplanche:

We think the best possible time because it's really like a perfect storm. On one side you have borrowers who are experiencing a credit crunch. Good, creditworthy borrowers are finding it hard to get a good interest rate from the banks. On the other hand we have investors who are currently losing money on the stock market. And if you're not losing, you are experiencing a lot of volatility. So, we think an alternative investment like Lending Club actually makes sense as a part of a diversified investment portfolio.

Sarah Lacy:

And, you actually started the company out of your own experience, right? Not because you saw this credit market lock up coming, and not because you thought this was a savvy time for the market, right?

Renaud Laplanche:

That's right. So, I started the company out of the realization that I was paying 18% interest on my credit card despite the fact that I had perfect credit, absolutely no intention of defaulting on a loan. And, I have never defaulted on a loan.

And, I talked to my friends and told them I was paying at 18%, and they said, "Oh, wow! At 18%, WE can lend you the money." And, then I realized the imbalance between the rates the borrowers are paying and the rates the lenders are getting. I ended up taking a loan from my friend at 12%. That was a better deal for me, and a good deal for them.

Sarah Lacy:

I know you talked about this emphasis on prime lenders being a differentiator and obviously now you guys are the first ones to go through this SEC process and get regulated. But if other peer-to-peer lenders don't do that and continue to have defaults, doesn't that tar the whole group?

Renaud Laplanche:

It might. What we believe is we did the right thing by going through this process and by focusing on prime lending and that will get us the market leading position.